UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40724

RIDGETECH, INC.

(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,
Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.

Appointment of Chief Executive Officer

On November 5, 2026, the board of directors (the “Board”) of Ridgetech, Inc. (the “Company”) approved the appointment of Mr. Lingtao Kong, the Chair of the Board, as the Company’s Chief Executive Officer, effective as of November 1, 2026. Mr. Kong will continue serving as Chair of the Board.

In connection with Mr. Kong’s appointment, Mr. Ming Zhao ceased serving as the Company’s Interim Chief Executive Officer, effective as of November 1, 2026. Mr. Zhao will continue serving as the Company’s Chief Financial Officer.

In connection with his appointment, Mr. Kong entered into an employment agreement with the Company, dated as of November 1, 2026 (the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Kong will serve as the Company’s Chief Executive Officer for a two-year term commencing on November 1, 2026 and expiring on October 31, 2028. Mr. Kong will receive annual cash compensation of HK$840,000, payable in equal monthly installments, and will be entitled to reimbursement of reasonable and necessary business expenses and coverage under the Company’s directors’ and officers’ liability insurance policy.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, which is furnished as Exhibit 99.1 to this Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement, dated as of November 1, 2026, by and between Ridgetech, Inc. and Lingtao Kong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Chief Financial Officer

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